Exhibit 99.1

SAP Announces Q3 2023 Results

●	Cloud revenue up 16% and up 23% at constant currencies

●	Current cloud backlog of €12.3 billion up 19% and up 25% at constant currencies

●	IFRS cloud gross profit up 21%, non-IFRS cloud gross profit up 21% and up 28% at constant currencies, supported by the expansion of cloud gross margin

●	IFRS operating profit up 11%, non-IFRS operating profit up 10% and up 16% at constant currencies

●	SAP reaffirms 2023 outlook

in € millions, unless otherwise stated; based on SAP group results from continuing operations

Christian Klein, CEO:	Dominik Asam, CFO:

"Our Q3 results are yet another proof point that we have entered the next phase of our transformation. We accelerated cloud growth across our portfolio and significantly expanded our cloud gross margins. Our strong focus on innovation, including our latest SAP Business AI capabilities, ensure SAP's continued resiliency in the face of tough macroeconomic conditions and increasing geopolitical tensions."

"Our Q3 results demonstrate strong execution and the resilience of our business, including sustained cloud growth in spite of persisting macro headwinds. Also, we carefully balance growth and profitability at all times. In combination, this allows us to boost our bottom-line with the aim to achieve double-digit operating profit growth this year."

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Walldorf, Germany – October 18, 2023.
SAP SE (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2023.

All figures in this statement are based on SAP group results from continuing operations unless otherwise noted. See section (M) Discontinued Operations.

Financial Performance

Group results at a glance – Third quarter 2023

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q3 2023	Q3 2022	∆ in %	Q3 2023	Q3 2022	∆ in %	∆ in % const. curr.
Cloud revenue	3,472	2,986	16	3,472	2,986	16	23
Thereof SAP S/4HANA Cloud revenue	914	546	67	914	546	67	77
Software licenses	335	406	–17	335	406	–17	–14
Software support	2,872	3,016	–5	2,872	3,016	–5	–1
Software licenses and support revenue	3,208	3,422	–6	3,208	3,422	–6	–2
Cloud and software revenue	6,679	6,408	4	6,679	6,408	4	9
Total revenue	7,744	7,476	4	7,744	7,476	4	9
Share of more predictable revenue (in %)	82	80	2pp	82	80	2pp
Operating profit (loss)	1,724	1,557	11	2,278	2,075	10	16
Profit (loss) after tax from continuing operations	1,272	839	52	1,687	1,240	36
Profit (loss) after tax²	1,272	547	>100	1,687	1,263	34
Earnings per share - Basic (in €) from continuing operations	1.09	0.75	45	1.45	1.10	32
Earnings per share - Diluted (in €) from continuing operations	1.08	0.75	44
Earnings per share - Basic (in €)²	1.09	0.57	91	1.45	1.12	30
Earnings per share - Diluted (in €)²	1.08	0.57	90
Net cash flows from operating activities from continuing operations	1,124	887	27
Free cash flow				865	513	69
Number of employees (FTE, September 30)	106,495	106,912	0

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 From continuing and discontinued operations.

Group results at a glance – Nine months ended September 2023

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q3 2023	Q1–Q3 2022	∆ in %	Q1–Q3 2023	Q1–Q3 2022	∆ in %	∆ in % const. curr.
Cloud revenue	9,965	8,348	19	9,965	8,348	19	22
Thereof SAP S/4HANA Cloud revenue	2,453	1,422	72	2,453	1,422	72	77
Software licenses	927	1,149	–19	927	1,149	–19	–17
Software support	8,651	8,916	–3	8,651	8,916	–3	–1
Software licenses and support revenue	9,577	10,065	–5	9,577	10,065	–5	–3
Cloud and software revenue	19,542	18,413	6	19,542	18,413	6	9
Total revenue	22,739	21,456	6	22,739	21,456	6	8
Share of more predictable revenue (in %)	82	80	1pp	82	80	1pp
Operating profit (loss)	3,885	4,088	–5	6,211	5,429	14	19
Profit (loss) after tax from continuing operations	2,399	2,468	–3	4,189	3,508	19
Profit (loss) after tax[2]	4,671	1,382	>100	6,243	3,522	77

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Earnings per share - Basic (in €) from continuing operations	2.07	2.17	–5	3.60	3.05	18
Earnings per share - Diluted (in €) from continuing operations	2.05	2.16	–5
Earnings per share - Basic (in €)[2]	4.13	1.49	>100	5.53	3.08	80
Earnings per share - Diluted (in €)[2]	4.09	1.48	>100
Net cash flows from operating activities from continuing operations	4,284	3,653	17
Free cash flow				3,423	2,662	29
Number of employees (FTE, September 30)	106,495	106,912	0

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 From continuing and discontinued operations.

Financial Highlights[1]

Third Quarter 2023

Current cloud backlog grew by 19% to €12.27 billion and was up 25% at constant currencies. SAP S/4HANA current cloud backlog was up 58% to €4.20 billion and up 66% at constant currencies.

In the third quarter, cloud revenue was up 16% to €3.47 billion and up 23% at constant currencies, mainly driven by the growth of SAP’s combined SaaS and PaaS portfolio, which was up 19% and up 26% at constant currencies. SAP S/4HANA cloud revenue was up 67% to €914 million and up 77% at constant currencies.

Supported by a few major transactions, software licenses revenue decreased by 17% to €335 million and was down 14% at constant currencies. Cloud and software revenue was up 4% to €6.68 billion and up 9% at constant currencies. Services revenue was flat at €1.07 billion and up 4% at constant currencies. Total revenue was up 4% to €7.74 billion and up 9% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 82% in the third quarter.

Cloud gross profit was up 21% (IFRS) to €2.53 billion, up 21% to €2.56 billion (non-IFRS), and up 28% (non-IFRS at constant currencies). Cloud gross profit growth was supported by a strong increase in cloud gross margins. IFRS cloud gross margin was up 2.9 percentage points to 72.7%, non-IFRS cloud gross margin up 2.9 percentage points to 73.7% and up 2.9 percentage points at constant currencies.

IFRS operating profit increased 11% to €1.72 billion. Non-IFRS operating profit was up 10% to €2.28 billion and up 16% at constant currencies. The increase was supported by the resilience of our on-premise business as well as continued operational discipline, which overcompensated the negative impact of an accelerated amortization of capitalized sales commissions related to the on-premise business (see section (O) Capitalized Cost from Contracts with Customers – Costs of Obtaining Customer Contracts).

IFRS earnings per share (basic) increased 45% to €1.09. Non-IFRS earnings per share (basic) increased 32% to €1.45. The effective tax rate was 27.8% (IFRS) and 27.1% (non-IFRS).

Free cash flow in the third quarter increased by 69% to €865 million. While payments for taxes and share-based compensation increased, the positive development was driven by SAP’s profitability, improvements in working capital and lower payments for capex and leasing. For the first nine months, free cash flow was up 29% to €3.42 billion.

Share Repurchase Program

On May 16, SAP announced a new share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As of September 29, SAP had repurchased 7,190,252 shares at an average price of €125.49 with a purchased value of approximately €902 million under the program.

1 The Q3 2023 results were also impacted by other effects. For details, please refer to the disclosures on page 29 of this document.

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Business Highlights

In the third quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included ADAC, Alnatura, BC Hydro, Bobst Mex, Constellium, Graybar, Hitachi Zosen Corporation, KAESER KOMPRESSOREN, LG Electronics, LG Energy Solution, PUMA, Siemens Healthineers, and University of Leeds.

BMW Group, Celltrion Healthcare, City of Vancouver, Schneider Electric, Toll Group, and UPL Limited went live on SAP S/4HANA Cloud in the third quarter.

Atria, elobau, Leanin’ Tree, Northstar Clean Technologies, PERSSA, Phoenix Global, Tait International, and Ziegler Holding chose “GROW with SAP”, a new offering helping midsize customers adopt cloud ERP with speed, predictability, and continuous innovation.

Key customer wins across SAP’s solution portfolio included: Accenture, Adobe, BVG (Berlin public transport), Ecovacs, freenet DLS, Fressnapf, Heidelberger Druckmaschinen, Hyundai Motor Company / Kia, Jollibee Foods Corporation, Lenovo, RICOH, Salling Group, and thyssenkrupp Steel Europe.

Ducati Motor Holding, Gilead Sciences, Hunkemöller, The KaDeWe Group, Swiss Federal Railways, and SCOTT Sports went live on SAP solutions.

In the third quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, India, and the Netherlands had outstanding cloud revenue growth while Canada, China, France, Germany, Japan, and Switzerland performed particularly strong.

On July 4, 2023, SAP was informed that Standard and Poor’s (S&P) upgraded its credit rating to A+ from A, citing SAP’s sound cloud transition execution, its track record of deleveraging quickly and its high cash generation.

On July 18, SAP announced the next step in its commitment to deliver Business AI that is relevant, reliable, and responsible with strategic investments in three leading generative AI companies. The investments in Aleph Alpha, Anthropic, and Cohere reinforce SAP’s open ecosystem approach to AI, leveraging the best technology to embed AI across SAP’s portfolio.

On August 29, SAP announced that Gina Vargiu-Breuer has been appointed to the Executive Board of SAP as Chief People Officer and labor director, effective from February 1, 2024. She will succeed Sabine Bendiek, who will be leaving the company at her own request upon the end of her term on December 31, 2023.

On August 29, SAP and Google Cloud announced an expanded partnership to help enterprises harness the power of data and generative AI. The companies will combine their integrated open data cloud using the SAP Datasphere solution with Vertex AI to launch new generative AI-powered industry solutions starting with automotive and to introduce new capabilities to help customers improve sustainability performance.

On September 1, SAP announced the appointment of Walter Sun as Global Head of Artificial Intelligence. Sun joined SAP from Microsoft where he served as vice president of Copilot Applied Artificial Intelligence for business applications.

On September 7, SAP and LeanIX GmbH announced that SAP has entered into an agreement to acquire LeanIX, a leader in enterprise architecture management (EAM) software. The planned acquisition is expected to help SAP expand its business transformation portfolio, giving customers access to the full suite of tools required for continuous business transformation and facilitating AI-enabled process optimization. The transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions and regulatory approvals.

On September 26, SAP announced Joule, a natural-language, generative AI copilot. Joule will be embedded throughout SAP’s cloud enterprise portfolio, delivering proactive and contextualized insights from across the breadth and depth of SAP solutions and third-party sources.

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Segment Results at a Glance

SAP’s reportable segment showed the following performance:

Applications, Technology & Services[1]	Q3 2023
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency
Cloud revenue – SaaS[2]	2,448	17	24
Cloud revenue – PaaS[3]	558	39	46
Cloud revenue – IaaS[4]	186	–20	–16
Cloud revenue	3,192	17	24
Cloud gross profit – SaaS[2]	1,750	18	26
Cloud gross profit – PaaS[3]	473	48	55
Cloud gross profit – IaaS[4]	70	1	–3
Cloud gross profit	2,292	23	30
Segment revenue	7,460	3	9
Segment profit (loss)	2,666	18	24
Segment margin (in %)	35.7	4.3pp	4.4pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

In the third quarter, segment revenue in AT&S was up 3% to €7.46 billion and up 9% at constant currencies, primarily due to strong cloud revenue growth, which was supported by SAP S/4HANA as well as Business Technology Platform. Operating Expenses of the segment decreased by 3% and increased by 2% at constant currencies, resulting in a segment margin of 35.7% and 35.8% at constant currencies. This implies a growth of 4.3 percentage points and 4.4 percentage points at constant currencies compared to the third quarter of the prior year.

Cloud Performance

	Q3 2023			Q1–Q3 2023
€ millions, unless otherwise stated (non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
Current Cloud Backlog
Total	12,269	19	25	12,269	19	25
Thereof SAP S/4HANA	4,199	58	66	4,199	58	66
Cloud Revenue
SaaS[1]	2,727	16	23	7,827	20	22
PaaS[2]	558	39	46	1,561	43	46
IaaS[3]	186	–20	–16	577	–18	–17
Total	3,472	16	23	9,965	19	22
Thereof SAP S/4HANA	914	67	77	2,453	72	77
Cloud Gross Profit
SaaS[1]	2,016	17	24	5,688	20	23
PaaS[2]	473	48	55	1,316	49	53
IaaS[3]	70	1	–3	219	–11	–11
Total	2,558	21	28	7,222	23	26
Cloud Gross Margin (in %)
SaaS[1] (in %)	73.9	0.6pp	0.7pp	72.7	0.2pp	0.4pp
PaaS[2] (in %)	84.7	5.0pp	5.0pp	84.3	3.8pp	3.9pp

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	Q3 2023			Q1–Q3 2023
€ millions, unless otherwise stated (non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
IaaS[3] (in %)	37.4	7.9pp	4.6pp	37.9	3.0pp	2.4pp
Total	73.7	2.9pp	2.9pp	72.5	2.1pp	2.3pp

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

Due to rounding, numbers may not add up precisely.

Business Outlook

Financial Outlook 2023

For 2023, SAP continues to expect:

●	€14.0 – 14.2 billion cloud revenue at constant currencies (2022: €11.43 billion), up 23% to 24% at constant currencies.

●	€27.0 – 27.4 billion cloud and software revenue at constant currencies (2022: €25.39 billion), up 6% to 8% at constant currencies.

~~●~~	€8.65 – 8.95 billion non-IFRS operating profit at constant currencies (2022: €7.99 billion), up 8% to 12% at constant currencies.

●	A share of more predictable revenue of approximately 82% (2022: 79%).

●	Free cash flow of approximately €4.9 billion (2022: €4.4 billion).

●	An effective tax rate (IFRS) of 28.0% to 32.0% (2022: 32.0%) and an effective tax rate (non-IFRS) of 26.0% to 28.0% (2022: 29.6%).

While SAP’s 2023 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below.

Currency Impact Assuming September 2023 Rates Apply for 2023

In percentage points	Q4 2023	FY 2023
Cloud revenue growth	–5pp to –3pp	–4pp to –2pp
Cloud and software revenue growth	–4pp to –2pp	–4pp to –2pp
Operating profit growth (non-IFRS)	–4pp to –2pp	–5pp to –3pp

Non-Financial Outlook 2023

SAP continues to focus on three non-financial indicators: customer loyalty, employee engagement, and carbon emissions.

In 2023, SAP continues to expect:

●	a Customer Net Promoter Score of 8 to 12[2].

●	an Employee Engagement Index to be in a range of 76% to 80%.

●	Net carbon emissions of 0kt, meaning the Company will be carbon neutral in its own operations.

2 The guidance is based on an adjusted methodology for 2023 to better reflect the business priorities of the company.

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Additional Information

This press release and all information therein is preliminary and unaudited. Due to rounding, numbers may not add up precisely.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Wednesday, October 18th at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter results can be found at https://www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET

Follow SAP Investor Relations on X at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT

Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24

United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2022 Annual Report on Form 20-F.

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Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023	restated Q2 2023[1]	Q3 2023
Revenues
Cloud	2,565	2,796	2,986	3,078	11,426	3,178	3,316	3,472
% change – yoy	29	32	36	29	31	24	19	16
% change constant currency – yoy	23	23	23	21	23	22	22	23
SAP S/4HANA Cloud	404	472	546	660	2,081	716	823	914
% change – yoy	78	84	98	101	91	77	74	67
% change constant currency – yoy	71	72	81	90	79	75	79	77
Software licenses	317	426	406	907	2,056	276	316	335
% change – yoy	–34	–34	–38	–38	–37	–13	–26	–17
% change constant currency – yoy	–36	–38	–42	–39	–39	–13	–24	–14
Software support	2,923	2,977	3,016	2,993	11,909	2,905	2,873	2,872
% change – yoy	4	5	5	3	4	–1	–3	–5
% change constant currency – yoy	1	0	–2	–1	0	–1	–1	–1
Software licenses and support	3,240	3,403	3,422	3,900	13,965	3,180	3,189	3,208
% change – yoy	–1	–2	–3	–11	–5	–2	–6	–6
% change constant currency – yoy	–4	–7	–9	–14	–9	–2	–4	–2
Cloud and software	5,806	6,199	6,408	6,978	25,391	6,358	6,505	6,679
% change – yoy	10	11	12	3	9	10	5	4
% change constant currency – yoy	6	4	3	–1	3	8	8	9
Total revenue	6,773	7,207	7,476	8,064	29,520	7,441	7,554	7,744
% change – yoy	10	11	13	5	10	10	5	4
% change constant currency – yoy	6	5	4	0	4	9	8	9
Share of more predictable revenue (in %)	81	80	80	75	79	82	82	82
Profits
Operating profit (loss) (IFRS)	1,471	1,060	1,557	2,002	6,090	803	1,358	1,724
Operating profit (loss) (non-IFRS)	1,676	1,678	2,075	2,560	7,989	1,875	2,058	2,278
% change	–3	–12	–1	3	–3	12	23	10
% change constant currency	–6	–15	–8	1	–7	12	28	16
Profit (loss) after tax (IFRS)	1,016	613	839	600	3,068	403	724	1,272
Profit (loss) after tax (non-IFRS)	1,171	1,098	1,240	1,008	4,517	1,254	1,249	1,687
% change	–29	–50	–42	–56	–45	7	14	36
Margins
Cloud gross margin (IFRS, in %)	68.2	70.2	69.8	69.2	69.4	70.5	71.1	72.7
Cloud gross margin (non-IFRS, in %)	68.9	71.2	70.8	70.3	70.3	71.4	72.2	73.7
Software license and support gross margin (IFRS, in %)	89.3	90.1	90.0	90.8	90.1	88.6	90.1	90.0
Software license and support gross margin (non-IFRS, in %)	89.7	90.7	90.7	91.4	90.7	89.2	90.5	90.4
Cloud and software gross margin (IFRS, in %)	80.0	81.1	80.6	81.3	80.8	79.5	80.3	81.0
Cloud and software gross margin (non-IFRS, in %)	80.5	81.9	81.4	82.1	81.5	80.3	81.2	81.7
Gross margin (IFRS, in %)	72.2	72.7	72.8	73.4	72.8	71.0	71.6	72.8
Gross margin (non-IFRS, in %)	73.1	74.3	74.4	75.1	74.3	72.9	73.8	74.5
Operating margin (IFRS, in %)	21.7	14.7	20.8	24.8	20.6	10.8	18.0	22.3
Operating margin (non-IFRS, in %)	24.8	23.3	27.8	31.7	27.1	25.2	27.2	29.4
ATS segment – Segment gross margin (in %)	72.5	73.7	73.3	74.5	73.5	72.3	73.3	74.3
ATS segment – Segment margin in %	28.9	27.6	31.4	35.0	30.9	29.6	32.3	35.7
Key Profit Ratios
Effective tax rate (IFRS, in %)	25.5	34.2	28.3	42.8	32.0	40.5	33.8	27.8

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€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023	restated Q2 2023[1]	Q3 2023
Effective tax rate (non-IFRS, in %)	25.4	29.1	26.6	37.2	29.6	28.3	30.4	27.1

Earnings per share, basic (IFRS, in €) from continuing operations	0.87	0.54	0.75	0.63	2.80	0.35	0.62	1.09
Earnings per share, basic (non-IFRS, in €) from continuing operations	1.00	0.95	1.10	0.98	4.03	1.08	1.07	1.45
Earnings per share, basic (IFRS, in €)[1,2]	0.63	0.29	0.57	0.46	1.95	0.41	2.63	1.09
Earnings per share, basic (non-IFRS, in €)[1,2]	1.00	0.96	1.12	1.00	4.08	1.27	2.81	1.45
Order Entry and current cloud backlog
Current cloud backlog	8,937	9,543	10,334	11,024	11,024	11,148	11,537	12,269
% change – yoy	25	32	36	27	27	25	21	19
% change constant currency – yoy	21	23	24	24	24	25	25	25
SAP S/4HANA Current cloud backlog	1,925	2,258	2,662	3,171	3,171	3,418	3,717	4,199
% change – yoy	86	100	108	86	86	78	65	58
% change constant currency – yoy	79	87	90	82	82	79	70	66
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)[3]	43	49	42	55	50	45	46	49
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)[3]	29	25	26	18	23	26	25	21
Share of on-premise orders greater than €5 million based on total software order entry volume (in %)	40	33	28	29	31	26	22	21
Share of on-premise orders smaller than €1 million based on total software order entry volume (in %)	33	40	49	37	40	50	50	44
Liquidity and Cash Flow
Net cash flows from operating activities	2,465	301	887	2,022	5,675	2,311	848	1,124
Capital expenditure	–212	–196	–277	–193	–877	–257	–156	–182
Payments of lease liabilities	–93	–116	–97	–103	–410	–99	–89	–78
Free cash flow	2,159	–10	513	1,726	4,388	1,955	604	865
% of total revenue	32	0	7	21	15	26	8	11
% of profit after tax (IFRS)	213	–2	61	288	143	485	83	68
Group liquidity	11,267	8,236	8,554	9,694	9,694	9,700	14,326	12,122
Financial debt (–)	–12,171	–12,282	–12,282	–11,764	–11,764	–10,751	–10,146	–8,445
Net debt (–)	–904	–4,046	–3,728	–2,070	–2,070	–1,050	4,180	3,677
Financial Position
Cash and cash equivalents	8,927	7,472	7,316	9,008	9,008	8,766	14,142	9,378
Goodwill	32,140	33,879	35,664	33,077	33,077	28,563	28,581	29,144
Total assets	73,754	72,605	74,840	72,159	72,159	73,533	69,719	68,011
Contract liabilities (current)	7,630	6,883	5,487	5,309	5,309	7,547	6,743	5,256
Equity ratio (total equity in % of total assets)[1]	58	59	62	59	59	58	60	64
Non-Financials
Number of employees (quarter end)[4]	104,670	104,988	106,912	106,312	106,312	105,132	105,328	106,495
Employee retention (in %, rolling 12 months)	92.5	92.0	92.2	92.8	92.8	93.8	95.1	96.0
Women in management (in %, quarter end)	28.6	28.9	29.2	29.3	29.3	29.4	29.5	29.5
Net carbon emissions[5] (in kilotons)	20	20	20	20	85	0	0	0

1  During the third quarter 2023, SAP identified a need for an error correction in the accounting related to the divestiture of Qualtrics as reported in Q2. The affected financial statement line items have been restated. The error correction is limited to SAP’s discontinued operations. SAP’s continuing operations net income as well as total operating, investing, or financing cash flows for the second quarter ended June 30, 2023, were not impacted. For details, please refer to section (N) Correction of Q2 2023 Qualtrics divestiture reporting in this quarterly statement.

2 From continuing and discontinued operations.

3 To conform to refined calculation logic, prior quarters have been adjusted.

4 In full-time equivalents.

5 In CO2 equivalents. SAP’s carbon emission numbers are rounded to the nearest 5 kt. Therefore, the rounded full-year totals may not precisely equal the sum of the rounded quarterly numbers.

10/29

Primary Financial Statements of SAP Group (IFRS)

(A)          Consolidated Income Statements

(A.1)       Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2023	Q3 2022	∆ in %
Cloud	3,472	2,986	16
Software licenses	335	406	–17
Software support	2,872	3,016	–5
Software licenses and support	3,208	3,422	–6
Cloud and software	6,679	6,408	4
Services	1,065	1,069	0
Total revenue	7,744	7,476	4

Cost of cloud	–946	–902	5
Cost of software licenses and support	–321	–341	–6
Cost of cloud and software	–1,268	–1,242	2
Cost of services	–840	–795	6
Total cost of revenue	–2,108	–2,037	3
Gross profit	5,637	5,439	4
Research and development	–1,515	–1,571	–4
Sales and marketing	–2,105	–1,997	5
General and administration	–327	–333	–2
Restructuring	36	8	>100
Other operating income/expense, net	–2	10	<-100
Total operating expenses	–6,020	–5,919	2
Operating profit (loss)	1,724	1,557	11

Other non-operating income/expense, net	112	–54	<-100
Finance income	204	163	25
Finance costs	–279	–496	–44
Financial income, net	–75	–333	–77
Profit (loss) before tax from continuing operations	1,761	1,170	50

Income tax expense	–489	–332	47
Profit (loss) after tax from continuing operations	1,272	839	52
Attributable to owners of parent	1,278	880	45
Attributable to non-controlling interests	–6	–42	–85
Profit (loss) after tax from discontinued operations	0	–292	–100
Profit (loss) after tax[2]	1,272	547	>100
Attributable to owners of parent[2]	1,278	669	91
Attributable to non-controlling interests[2]	–6	–123	–95

Earnings per share, basic (in €)[1] from continuing operations	1.09	0.75	45
Earnings per share, basic (in €)[1,2]	1.09	0.57	91
Earnings per share, diluted (in €)[1] from continuing operations	1.08	0.75	44
Earnings per share, diluted (in €)[1,2]	1.08	0.57	90

1 For the three months ended September 30, 2023 and 2022, the weighted average number of shares was 1,168 million (diluted 1,180 million) and 1,168 million (diluted: 1,173 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations

11/29

(A.2)    Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2023	Q1–Q3 2022	∆ in %
Cloud	9,965	8,348	19
Software licenses	927	1,149	–19
Software support	8,651	8,916	–3
Software licenses and support	9,577	10,065	–5
Cloud and software	19,542	18,413	6
Services	3,197	3,043	5
Total revenue	22,739	21,456	6

Cost of cloud	–2,843	–2,552	11
Cost of software licenses and support	–1,008	–1,027	–2
Cost of cloud and software	–3,852	–3,578	8
Cost of services	–2,557	–2,311	11
Total cost of revenue	–6,409	–5,889	9
Gross profit	16,330	15,567	5
Research and development	–4,653	–4,481	4
Sales and marketing	–6,562	–5,838	12
General and administration	–997	–943	6
Restructuring	–221	–111	100
Other operating income/expense, net	–12	–105	–89
Total operating expenses	–18,854	–17,368	9
Operating profit (loss)	3,885	4,088	–5

Other non-operating income/expense, net	9	–117	<-100
Finance income	573	683	–16
Finance costs	–935	–1,188	–21
Financial income, net	–363	–506	–28
Profit (loss) before tax from continuing operations	3,532	3,466	2

Income tax expense	–1,132	–998	13
Profit (loss) after tax from continuing operations	2,399	2,468	–3
Attributable to owners of parent	2,413	2,537	–5
Attributable to non-controlling interests	–13	–69	–81
Profit (loss) after tax from discontinued operations	2,272	–1,086	<-100
Profit (loss) after tax[2]	4,671	1,382	>100
Attributable to owners of parent[2]	4,826	1,743	>100
Attributable to non-controlling interests[2]	–155	–362	–57

Earnings per share, basic (in €)[1] from continuing operations	2.07	2.17	–5
Earnings per share, basic (in €)[1,2]	4.13	1.49	>100
Earnings per share, diluted (in €)[1] from continuing operations	2.05	2.16	–5
Earnings per share, diluted (in €)[1,2]	4.09	1.48	>100

1 For the nine months ended September 30, 2023 and 2022, the weighted average number of shares was 1,168 million (diluted: 1,179 million) and 1,172 million (diluted: 1,175 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations

12/29

(B)       Consolidated Statements of Financial Position

as at 9/30/2023 and 12/31/2022
€ millions	2023	2022
Cash and cash equivalents	9,378	9,008
Other financial assets	3,050	853
Trade and other receivables	5,355	6,236
Other non-financial assets	2,375	2,139
Tax assets	660	287
Total current assets	20,817	18,522
Goodwill	29,144	33,077
Intangible assets	2,190	3,835
Property, plant, and equipment	4,402	4,934
Other financial assets	5,631	5,626
Trade and other receivables	117	169
Other non-financial assets	3,421	3,580
Tax assets	334	323
Deferred tax assets	1,954	2,095
Total non-current assets	47,194	53,638
Total assets	68,011	72,159

€ millions	2023	2022
Trade and other payables	1,618	2,147
Tax liabilities	312	283
Financial liabilities	1,640	4,808
Other non-financial liabilities	4,289	4,818
Provisions	276	90
Contract liabilities	5,256	5,309
Total current liabilities	13,391	17,453
Trade and other payables	50	79
Tax liabilities	954	893
Financial liabilities	9,228	9,547
Other non-financial liabilities	624	705
Provisions	343	359
Deferred tax liabilities	155	241
Contract liabilities	24	33
Total non-current liabilities	11,379	11,858
Total liabilities	24,771	29,311
Issued capital	1,229	1,229
Share premium	1,675	3,081
Retained earnings	41,102	36,418
Other components of equity	3,775	3,801
Treasury shares	–4,821	–4,341
Equity attributable to owners of parent	42,959	40,186

Non-controlling interests	281	2,662
Total equity	43,241	42,848
Total equity and liabilities	68,011	72,159

13/29

(C)       Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2023	Q1–Q3 2022[1]
Profit (loss) after tax	4,671	1,382
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	–2,272	1,086
Depreciation and amortization	1,042	1,180
Share-based payment expense	1,677	937
Income tax expense	1,132	998
Financial income, net	363	506
Decrease/increase in allowances on trade receivables	12	72
Other adjustments for non-cash items	–35	2
Decrease/increase in trade and other receivables	678	1,329
Decrease/increase in other assets	–555	–704
Increase/decrease in trade payables, provisions, and other liabilities	–470	–1,039
Increase/decrease in contract liabilities	552	523
Share-based payments	–967	–1,077
Interest paid	–305	–169
Interest received	331	84
Income taxes paid, net of refunds	–1,570	–1,457
Net cash flows from operating activities – continuing operations	4,284	3,653
Net cash flows from operating activities – discontinued operations	80	–51
Net cash flows from operating activities	4,364	3,602
Business combinations, net of cash and cash equivalents acquired	0	–679
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses	–91	0
Purchase of intangible assets or property, plant, and equipment	–595	–685
Proceeds from sales of intangible assets or property, plant, and equipment	72	65
Purchase of equity or debt instruments of other entities	–2,969	–2,772
Proceeds from sales of equity or debt instruments of other entities	865	4,164
Net cash flows from investing activities – continuing operations	–2,718	94
Net cash flows from investing activities – discontinued operations	5,625	–20
Net cash flows from investing activities	2,907	74
Dividends paid	–2,395	–2,865
Dividends paid on non-controlling interests	–18	–13
Purchase of treasury shares	–718	–1,500
Proceeds from borrowings	0	38
Repayments of borrowings	–3,442	–1,016
Payments of lease liabilities	–266	–307
Transactions with non-controlling interests	42	0
Net cash flows from financing activities – continuing operations	–6,797	–5,663
Net cash flows from financing activities – discontinued operations	24	–228
Net cash flows from financing activities	–6,773	–5,891
Effect of foreign currency rates on cash and cash equivalents	–128	634
Net decrease/increase in cash and cash equivalents	370	–1,582
Cash and cash equivalents at the beginning of the period	9,008	8,898
Cash and cash equivalents at the end of the period	9,378	7,316

1 We do no longer show cash flows linked to the supply chain financing (SCF) transactions from Taulia in investing/financing cash flow separately and therefore adjusted the comparative figures accordingly.

Due to rounding, numbers may not add up precisely.

14/29

Non-IFRS Numbers

(D)       Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

(E)       Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)    Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q3 2023			Q3 2022	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	3,472	194	3,666	2,986	16	23
Software licenses	335	14	349	406	–17	–14
Software support	2,872	126	2,998	3,016	–5	–1
Software licenses and support	3,208	140	3,348	3,422	–6	–2
Cloud and software	6,679	335	7,014	6,408	4	9
Services	1,065	51	1,116	1,069	0	4
Total revenue	7,744	385	8,130	7,476	4	9

(E.2)    Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q3 2023					Q3 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–946	33	–914			–902	29	–873	5	5
Cost of software licenses and support	–321	13	–309			–341	22	–319	–6	–3
Cost of cloud and software	–1,268	45	–1,223			–1,242	51	–1,191	2	3
Cost of services	–840	89	–751			–795	72	–722	6	4
Total cost of revenue	–2,108	134	–1,974			–2,037	123	–1,914	3	3
Gross profit	5,637	134	5,770			5,439	123	5,563	4	4
Research and development	–1,515	165	–1,350			–1,571	134	–1,437	–4	–6
Sales and marketing	–2,105	255	–1,850			–1,997	222	–1,774	5	4
General and administration	–327	37	–291			–333	46	–287	–2	1
Restructuring	36	–36	0			8	–8	0	>100	NA
Other operating income/expense, net	–2	0	–2			10	0	10	<-100	<-100
Total operating expenses	–6,020	554	–5,466	–254	–5,720	–5,919	518	–5,401	2	1	6

15/29

(E.3)    Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q3 2023					Q3 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	1,724	554	2,278	131	2,409	1,557	518	2,075	11	10	16
Profit (loss) before tax from continuing operations	1,761	554	2,315			1,170	518	1,688	50	37
Income tax expense	–489	–139	–628			–332	–117	–448	47	40
Profit (loss) after tax from continuing operations	1,272	415	1,687			839	401	1,240	52	36
Attributable to owners of parent	1,278	414	1,692			880	398	1,279	45	32
Attributable to non-controlling interests	–6	1	–5			–42	2	–39	–85	–87
Profit (loss) after tax[1]	1,272	415	1,687			547	716	1,263	>100	34
Attributable to owners of parent[1]	1,278	414	1,692			669	634	1,303	91	30
Attributable to non-controlling interests[1]	–6	1	–5			–123	82	–41	–95	–87

Key Ratios
Operating margin (in %)	22.3		29.4		29.6	20.8		27.8	1.4pp	1.7pp	1.9pp
Effective tax rate (in %)[2]	27.8		27.1			28.3		26.6	–0.6pp	0.6pp
Earnings per share, basic (in €) from continuing operations	1.09		1.45			0.75		1.10	45	32
Earnings per share, basic (in €)[1]	1.09		1.45			0.57		1.12	91	30

1 From continuing and discontinued operations

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2023 and Q3 2022 mainly resulted from tax effects of share-based payment expenses, restructuring expenses and acquisition-related charges.

(E.4)    Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2023			Q1–Q3 2022	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	9,965	233	10,198	8,348	19	22
Software licenses	927	24	950	1,149	–19	–17
Software support	8,651	180	8,830	8,916	–3	–1
Software licenses and support	9,577	204	9,781	10,065	–5	–3
Cloud and software	19,542	437	19,979	18,413	6	9
Services	3,197	65	3,263	3,043	5	7
Total revenue	22,739	503	23,242	21,456	6	8

16/29

(E.5)    Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2023					Q1–Q3 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–2,843	101	–2,743			–2,552	75	–2,477	11	11
Cost of software licenses and support	–1,008	55	–954			–1,027	58	–969	–2	–2
Cost of cloud and software	–3,852	155	–3,696			–3,578	133	–3,445	8	7
Cost of services	–2,557	287	–2,270			–2,311	169	–2,142	11	6
Total cost of revenue	–6,409	443	–5,966			–5,889	302	–5,587	9	7
Gross profit	16,330	443	16,773			15,567	302	15,869	5	6
Research and development	–4,653	539	–4,113			–4,481	301	–4,180	4	–2
Sales and marketing	–6,562	989	–5,573			–5,838	532	–5,306	12	5
General and administration	–997	134	–864			–943	95	–848	6	2
Restructuring	–221	221	0			–111	111	0	100	NA
Other operating income/expense, net	–12	0	–12			–105	0	–105	–89	–89
Total operating expenses	–18,854	2,326	–16,528	–274	–16,803	–17,368	1,341	–16,027	9	3	5

(E.6)    Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2023					Q1–Q3 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	3,885	2,326	6,211	228	6,439	4,088	1,341	5,429	–5	14	19
Profit (loss) before tax from continuing operations	3,532	2,326	5,857			3,466	1,341	4,807	2	22
Income tax expense	–1,132	–536	–1,668			–998	–300	–1,298	13	28
Profit (loss) after tax from continuing operations	2,399	1,790	4,189			2,468	1,041	3,508	–3	19
Attributable to owners of parent	2,413	1,787	4,200			2,537	1,037	3,574	–5	18
Attributable to non-controlling interests	–13	3	–11			–69	4	–65	–81	–84
Profit (loss) after tax[1]	4,671	1,571	6,243			1,382	2,140	3,522	>100	77
Attributable to owners of parent[1]	4,826	1,634	6,460			1,743	1,866	3,609	>100	79
Attributable to non-controlling interests[1]	–155	–63	–217			–362	274	–88	–57	>100

Key Ratios
Operating margin (in %)	17.1		27.3		27.7	19.1		25.3	–2.0pp	2.0pp	2.4pp
Effective tax rate (in %)[2]	32.1		28.5			28.8		27.0	3.3pp	1.5pp
Earnings per share, basic (in €) from continuing operations	2.07		3.60			2.17		3.05	–5	18
Earnings per share, basic (in €)[1]	4.13		5.53			1.49		3.08	>100	80

1 From continuing and discontinued operations

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2023 and 2022 mainly resulted from tax effects of share-based payment expenses, restructuring expenses and acquisition-related charges.

17/29

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2023	Q1–Q3 2023	Q3 2023	Q1–Q3 2022	Q3 2022
Operating profit (loss) (IFRS)		3,885	1,724	4,088	1,557
Adjustment for acquisition-related charges	300–380	257	80	293	102
Adjustment for share-based payment expenses	2,000–2,250	1,677	510	937	424
Adjustment for restructuring	200–240	221	–36	111	–8
Adjustment for regulatory compliance matter expenses	170	170	-	-	-
Operating expense adjustments		2,326	554	1,341	518
Operating profit (loss) (non-IFRS)		6,211	2,278	5,429	2,075

(G)       Non-IFRS Adjustments by Functional Areas

€ millions	Q3 2023						Q3 2022
	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS
Cost of cloud	–946	10	23	0	0	–914	–902	14	16	0	-	–873
Cost of software licenses and support	–321	4	9	0	0	–309	–341	8	13	0	-	–319
Cost of services	–840	0	88	0	0	–751	–795	0	72	0	-	–722
Research and development	–1,515	2	163	0	0	–1,350	–1,571	3	131	0	-	–1,437
Sales and marketing	–2,105	64	191	0	0	–1,850	–1,997	75	148	0	-	–1,774
General and administration	–327	0	36	0	0	–291	–333	2	44	0	-	–287
Restructuring	36	0	0	–36	0	0	8	0	0	–8	-	0
Other operating income/expense, net	–2	0	0	0	0	–2	10	0	0	0	-	10
Total operating expenses	–6,020	80	510	–36	0	–5,466	–5,919	102	424	–8	-	–5,401

1 Share-based Payments

2 Regulatory Compliance Matters

€ millions	Q1–Q3 2023						Q1–Q3 2022
	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS
Cost of cloud	–2,843	31	70	0	0	–2,743	–2,552	40	35	0	-	–2,477
Cost of software licenses and support	–1,008	26	29	0	0	–954	–1,027	24	34	0	-	–969
Cost of services	–2,557	1	287	0	0	–2,270	–2,311	1	169	0	-	–2,142
Research and development	–4,653	6	534	0	0	–4,113	–4,481	8	294	0	-	–4,180
Sales and marketing	–6,562	193	626	0	170	–5,573	–5,838	213	319	0	-	–5,306
General and administration	–997	1	132	0	0	–864	–943	8	88	0	-	–848
Restructuring	–221	0	0	221	0	0	–111	0	0	111	-	0
Other operating income/expense, net	–12	0	0	0	0	–12	–105	0	0	0	-	–105
Total operating expenses	–18,854	257	1,677	221	170	–16,528	–17,368	293	937	111	-	–16,027

1 Share-based Payments

2 Regulatory Compliance Matters

18/29

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2023	Q1–Q3 2023	Q3 2022	Q1–Q3 2022
Cost of cloud	9	2	7	20
Cost of software licenses and support	2	–9	0	–4
Cost of services	8	–26	0	–61
Research and development	–4	–44	1	–6
Sales and marketing	22	–128	0	–57
General and administration	–1	–16	0	–3
Restructuring expenses	36	–221	8	–111

19/29

Disaggregations

(H)      Segment Reporting

(H.1)    Segment Policies and Segment Changes

SAP has one reportable segment: the Applications, Technology & Services segment.

At the end of the second quarter 2023, we sold Qualtrics, formerly a reportable segment which derived its revenues mainly from the sale of experience management cloud solutions. For more information related to the sale of Qualtrics, see Note (M) in this quarterly statement.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Financial Statements 2023.

(H.2)    Segment Reporting – Quarter

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q3 2023		Q3 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	2,448	2,588	2,094	17	24
Cloud – PaaS[3]	558	586	401	39	46
Cloud – IaaS[4]	186	196	233	–20	–16
Cloud	3,192	3,370	2,728	17	24
Software licenses	335	349	406	–17	–14
Software support	2,872	2,998	3,016	–5	–1
Software licenses and support	3,207	3,348	3,422	–6	–2
Cloud and software	6,400	6,718	6,150	4	9
Services	1,060	1,110	1,061	0	5
Total segment revenue	7,460	7,828	7,211	3	9
Cost of cloud	–900	–950	–863	4	10
Cost of software licenses and support	–299	–312	–336	–11	–7
Cost of cloud and software	–1,199	–1,262	–1,199	0	5
Cost of services	–715	–743	–724	–1	3
Total cost of revenue	–1,914	–2,005	–1,923	0	4
Cloud gross profit – SaaS[2]	1,750	1,857	1,477	18	26
Cloud gross profit – PaaS[3]	473	497	320	48	55
Cloud gross profit – IaaS[4]	70	67	69	1	–3
Cloud gross profit	2,292	2,420	1,866	23	30
Segment gross profit	5,546	5,824	5,289	5	10
Other segment expenses	–2,880	–3,019	–3,022	–5	0
Segment profit (loss)	2,666	2,804	2,267	18	24
SAP S/4 HANA
SAP S/4HANA Cloud revenue	914	967	546	67	77
SAP S/4HANA Current cloud backlog	4,199	4,423	2,662	58	66
Margins
Segment gross margin (in %)	74.3	74.4	73.3	1.0pp	1.1pp
Segment margin (in %)	35.7	35.8	31.4	4.3pp	4.4pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 Mainly derived from Applications, Technology & Services segment.

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Reconciliation of Cloud Revenues – Quarter

€ millions, unless otherwise stated (Non-IFRS)	Q3 2023			Q3 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS[1]	2,727	157	2,884	2,351	16	23
Cloud revenue – PaaS[2]	558	28	586	401	39	46
Cloud revenue – IaaS[3]	186	10	196	233	–20	–16
Cloud revenue	3,472	194	3,666	2,986	16	23
Cloud gross profit – SaaS[1]	2,016	121	2,136	1,724	17	24
Cloud gross profit – PaaS[2]	473	24	497	320	48	55
Cloud gross profit – IaaS[3]	70	–3	67	69	1	–3
Cloud gross profit	2,558	142	2,700	2,113	21	28

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud

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(H.3)	Segment Reporting – Year-to-Date

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q1–Q3 2023		Q1–Q3 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	6,994	7,163	5,810	20	23
Cloud – PaaS[3]	1,561	1,595	1,096	43	46
Cloud – IaaS[4]	577	589	708	–18	–17
Cloud	9,132	9,348	7,614	20	23
Software licenses	926	950	1,149	–19	–17
Software support	8,650	8,829	8,916	–3	–1
Software licenses and support	9,576	9,780	10,065	–5	–3
Cloud and software	18,708	19,128	17,679	6	8
Services	3,180	3,245	3,025	5	7
Total segment revenue	21,888	22,373	20,704	6	8
Cost of cloud	–2,707	–2,751	–2,451	10	12
Cost of software licenses and support	–922	–936	–996	–7	–6
Cost of cloud and software	–3,629	–3,687	–3,448	5	7
Cost of services	–2,207	–2,247	–2,104	5	7
Total cost of revenue	–5,836	–5,934	–5,552	5	7
Cloud gross profit – SaaS[2]	4,891	5,030	4,034	21	25
Cloud gross profit – PaaS[3]	1,316	1,347	882	49	53
Cloud gross profit – IaaS[4]	219	219	247	–11	–11
Cloud gross profit	6,426	6,596	5,162	24	28
Segment gross profit	16,053	16,439	15,152	6	8
Other segment expenses	–8,923	–9,093	–9,076	–2	0
Segment profit (loss)	7,130	7,346	6,076	17	21
SAP S/4 HANA
SAP S/4HANA Cloud revenue	2,453	2,519	1,422	72	77
SAP S/4HANA Current cloud backlog	4,199	4,423	2,662	58	66
Margins
Segment gross margin (in %)	73.3	73.5	73.2	0.2pp	0.3pp
Segment margin (in %)	32.6	32.8	29.3	3.2pp	3.5pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 Mainly derived from Applications, Technology & Services segment.

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Reconciliation of Cloud Revenues and Gross Profit – Year-to-Date

€ millions, unless otherwise stated (non-IFRS)	Q1–Q3 2023			Q1-Q3 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS[1]	7,827	187	8,014	6,544	20	22
Cloud revenue – PaaS[2]	1,561	34	1,595	1,096	43	46
Cloud revenue – IaaS[3]	577	13	589	708	–18	–17
Cloud revenue	9,965	233	10,198	8,348	19	22
Cloud gross profit – SaaS[1]	5,688	155	5,842	4,742	20	23
Cloud gross profit – PaaS[2]	1,316	31	1,347	882	49	53
Cloud gross profit – IaaS[3]	219	1	219	247	–11	–11
Cloud gross profit	7,222	186	7,408	5,871	23	26

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

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(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2023			Q3 2022	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	1,352	21	1,373	1,043	30	32
Americas	1,678	125	1,803	1,556	8	16
APJ	442	48	490	386	14	27
Cloud revenue	3,472	194	3,666	2,986	16	23
Cloud and Software Revenue by Region
EMEA	3,010	22	3,031	2,690	12	13
Americas	2,696	205	2,902	2,727	–1	6
APJ	973	107	1,081	990	–2	9
Cloud and software revenue	6,679	335	7,014	6,408	4	9
Total Revenue by Region
Germany	1,212	1	1,213	1,076	13	13
Rest of EMEA	2,280	23	2,303	2,055	11	12
Total EMEA	3,492	24	3,516	3,131	12	12
United States	2,506	195	2,701	2,588	–3	4
Rest of Americas	651	44	696	629	4	11
Total Americas	3,157	240	3,397	3,217	–2	6
Japan	297	38	335	308	–4	9
Rest of APJ	798	83	882	820	–3	8
Total APJ	1,095	121	1,216	1,128	–3	8
Total revenue	7,744	385	8,130	7,476	4	9

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(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2023			Q1–Q3 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	3,810	37	3,846	3,009	27	28
Americas	4,873	107	4,979	4,251	15	17
APJ	1,282	90	1,373	1,087	18	26
Cloud revenue	9,965	233	10,198	8,348	19	22
Cloud and Software Revenue by Region
EMEA	8,670	61	8,731	7,975	9	9
Americas	7,979	172	8,151	7,594	5	7
APJ	2,892	205	3,097	2,844	2	9
Cloud and software revenue	19,542	437	19,979	18,413	6	9
Total Revenue by Region
Germany	3,495	1	3,496	3,190	10	10
Rest of EMEA	6,619	68	6,687	6,104	8	10
Total EMEA	10,113	69	10,182	9,294	9	10
United States	7,480	148	7,628	7,154	5	7
Rest of Americas	1,884	53	1,938	1,765	7	10
Total Americas	9,364	202	9,566	8,919	5	7
Japan	913	90	1,003	910	0	10
Rest of APJ	2,348	142	2,491	2,333	1	7
Total APJ	3,261	232	3,493	3,243	1	8
Total revenue	22,739	503	23,242	21,456	6	8

(J)	Employees by Region and Functional Areas

Full-time equivalents	9/30/2023				9/30/2022
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software[1]	4,150	4,193	4,181	12,523	4,308	4,030	4,553	12,891
Services	8,124	5,044	5,502	18,669	8,180	5,074	5,889	19,143
Research and development[1]	17,952	5,907	12,698	36,557	17,574	5,871	11,900	35,345
Sales and marketing	11,796	10,166	5,311	27,272	11,661	10,775	5,500	27,935
General and administration	3,518	1,772	1,305	6,595	3,408	1,860	1,247	6,514
Infrastructure	2,786	1,244	849	4,878	2,806	1,376	902	5,085
SAP Group (9/30)	48,325	28,324	29,846	106,495	47,936	28,985	29,991	106,912
Thereof acquisitions[2]	7	0	0	7	188	189	8	385
SAP Group (nine months’ end average)	47,967	28,170	29,487	105,624	47,147	28,773	29,313	105,233

1 to the updated cost allocation policy described in Note (L), headcount numbers for the comparative period were adjusted accordingly.
2 Acquisitions closed between January 1 and September 30 of the respective year.

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Other Disclosures

(K) Financial Income, Net

In the third quarter of 2023, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €53 million (Q3/2022: €91 million) and €239 million in the first nine months of 2023 (Q1-Q3/2022: €554 million), and interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments) as well as from derivatives amounting to €153 million in the third quarter of 2023 (Q3/2022: €58 million) and €343 million in the first nine months of 2023 (Q1-Q3/2022: €123 million).

In the third quarter of 2023, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €103 million (Q3/2022: €397 million) and €329 million in the first nine months of 2023 (Q1-Q3/2022: €940 million) and interest expense on financial liabilities including lease liabilities and negative effects from derivatives amounting to €134 million in the third quarter of 2023 (Q3/2022: €65 million) and €504 million in the nine months of 2023 (Q1-Q3/2022: €162 million).

(L) Updated Cost Allocation Policy

Starting January 1, 2023, all activities related to changes in the code of SAP’s cloud and on-premise solutions are treated as development-related activities. Some of those activities, specifically code corrections, were previously considered as support-related activities. SAP believes this update aligns SAP’s accounting policy with market standards and increases comparability to its peers.

In the third quarter 2023, this update of our cost allocation policy resulted in an increase of the cloud gross profit by approximately €25 million, an increase of the software license and support gross profit by approximately €65 million, and an increase of our R&D expenses by approximately €85 million.

In the first nine months of 2023, the update of our cost allocation policy led to an increase of the cloud gross profit by approximately €70 million, an increase of the software license and support gross profit by approximately €195 million, and an increase of our R&D expenses by approximately €265 million.

For the full year 2023, the updated cost allocation policy is expected to result in decreased cost of cloud by approximately €95 million and cost of support by approximately €260 million, while in consequence increased R&D expenses by approximately €355 million.

Had SAP applied this accounting policy in 2022, its cost of cloud, cost of software licenses and support and R&D expense would have been as follows:

€ millions	IFRS					Non-IFRS
	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022
Cost of cloud	–817	–833	–902	–947	–3,499	–798	–806	–873	–915	–3,391
Cost of software licenses and support	–347	–339	–341	–358	–1,384	–334	–316	–319	–334	–1,302
Research and development expenses	–1,396	–1,514	–1,571	–1,598	–6,080	–1,351	–1,393	–1,437	–1,449	–5,629

(M) Discontinued Operations

The sale of Qualtrics has closed in Q2 2023. For the full disclosure, please refer to section (M) Discontinued Operations in SAP’s quarterly statement Q2 2023. During the third quarter 2023, SAP identified a need for an error correction in the accounting related to the divestiture of Qualtrics as reported in Q2. The affected financial statement line items have been restated. For details, please refer to section (N) Correction of Q2 2023 Qualtrics divestiture reporting in this quarterly statement.

The P&L line item “Profit (loss) from discontinued operation” still reflects the Qualtrics activities up to the date of the sale (the comparative figures have been adjusted accordingly). In the third quarter 2023, tax payment of €0,7bn relating to the gain on the sale of Qualtrics were made. These payments were recognized in SAP’s discontinued operations, reducing the investing cash flow. Financial information relating to Qualtrics is presented in the following tables (revenues and expenses are presented after consolidation of transactions between Qualtrics and SAP’s continuing operations):

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€ billion, unless otherwise stated	Q1–Q3 2023	Q1–Q3 2022
Consolidated Income Statements
Cloud revenue	0.6	0.8
Total revenue	0.7	1.0
Cost of cloud	–0.1	–0.2
Total cost of revenue	–0.2	–0.4
Total operating expenses (including total cost of revenue)	–1.2	–2.1
Disposal gain before tax	3.6	0.0
Operating profit	3.2	–1.1
Profit (loss) before tax	3.2	–1.1
Income tax expense[1]	–0.9	0.0
Profit (loss) after tax	2.3	–1.1
Attributable to owners of parent	2.4	–0.8

Earnings per share, basic (IFRS, in €)[2]	2.07	–0.68
Earnings per share, diluted (IFRS, in €)[2]	2.05	–0.68
Earnings per share, basic (non-IFRS, in €)[2]	1.94	0.03

Consolidated Statements of Cash Flow
Net operating cash flow	0.1	–0.1
Net investing cash flow	5.6	–0.0
Net financing cash flow	0.0	–0.2

1 For 2023, € 0.9 billion is relating to the gain on sale of discontinued operations.

2 For the nine months ended September 30, 2023 and 2022, the weighted average number of shares was 1,168 million (diluted 1,179 million) and 1,172 million (diluted: 1,175 million), respectively (treasury stock excluded).

€ billion, unless otherwise stated	Q1–Q3 2023	Q1–Q3 2022
Profit (loss) after tax (IFRS)	2.3	–1.1
Adjustment for acquisition related charges	–0.8	0.2
Adjustment for share-based payment expenses	0.4	0.9
Adjustment for restructuring expenses	0.0	0.0
Adjustment for tax impact of non-IFRS adjustments	0.2	–0.0
Profit (loss) after tax (non-IFRS)	2.1	0.0
Attributable to owners of parent	2.3	0.0

(N) Correction of Q2 2023 Qualtrics divestiture reporting

During the third quarter 2023, SAP identified a need for an error correction in the accounting related to the divestiture of Qualtrics as reported in Q2. The error correction is limited to SAP’s discontinued operations. SAP’s continuing operations net income as well as total operating, investing, or financing cash flows for the second quarter ended June 30, 2023, were not impacted.

Specifically, the taxable gain was determined to be incorrect, with the adjustment leading to an increase in tax expenses from discontinued operations of €0.4 billion. In addition, the distribution of income taxes to the owners of parent and non-controlling interests was adjusted. The error correction has been addressed by restating each of the affected financial statement line items for the second quarter as well as half-year 2023 information. The following tables summarize the impacts on the Group’s consolidated financial statements.

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Impact of adjustments on consolidated statements of financial position

€ millions	as at 6/30/2023
	As previously reported	Adjustments	As restated

Total current assets	22,990		22,990
Total non-current assets	46,730		46,730
Total Assets	69,719		69,719

Tax liabilities	582	398	980
Total current liabilities	16,176	398	16,574
Total non-current liabilities	11,314		11,314
Total liabilities	27,490	398	27,888
Retained earnings	40,225	–399	39,826
Other components of equity	3,100	1	3,101
Total equity	42,229	–398	41,831
Total equity and liabilities	69,719		69,719

Impact of adjustments on consolidated income statements

€ millions, unless otherwise stated	Q2 2023			Q1-Q2 2023
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Profit (loss) after tax from continuing operations	724		724	1,128		1,128
Profit attributable to owners of parent	728		728	1,135		1,135
Profit attributable to non-controlling interests	–4		–4	–7		–7
Profit (loss) after tax from discontinued operations	2,656	–490	2,166	2,763	–490	2,272
Profit (loss) after tax[1]	3,381	–490	2,890	3,890	–490	3,400
Profit attributable to owners of parent[1]	3,455	–385	3,070	3,933	–385	3,548
Profit attributable to non-controlling interests[1]	–74	–105	–179	–43	–105	–149

Key Ratios
Operating margin (in %)	18.0		18,0	14,4		14,4
Effective tax rate (in %)	33.8		33,8	36,3		36,3
Earnings per share, basic (in €) from continuing operations[2]	0.62		0.62	0.97		0.97
Earnings per share, basic (in €)[1,2]	2.96	–0.33	2.63	3.37	–0.33	3.04
Earnings per share, diluted (in €) from continuing operations[2]	0.62		0.62	0.97		0.97
Earnings per share, diluted (in €)[1,2]	2.93	–0.33	2.60	3.34	–0.33	3.02

1 From continuing and discontinued operations

2 For the three months ended June 30, 2023, the weighted average number of shares was 1,169 million (diluted 1,180 million), treasury stock excluded. For the six months ended June 30, 2023, the weighted average number of shares was 1,168 million (diluted 1,176 million), treasury stock excluded.

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Impact of adjustments on consolidated income statements – discontinued operations

€ billion, unless otherwise stated	Q2 2023			Q1-Q2 2023
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated

Cloud revenue	0.3		0.3	0.6		0.6
Total revenue	0.4		0.4	0.7		0.7
Cost of cloud	–0.0		–0.0	–0.1		–0.1
Total cost of revenue	–0.1		–0.1	–0.2		–0.2
Total operating expenses (including total cost of revenue)	–0.5		–0.5	–1.2		–1.2
Disposal gain before tax	3.7	–0.1	3.6	3.7	–0.1	3.6
Operating profit	3.5	–0.1	3.4	3.2	–0.1	3.2
Profit (loss) before tax	3.5	–0.1	3.4	3.3	–0.1	3.2
Income tax expense[1]	–0.9	–0.4	–1.3	–0.5	–0.4	–0.9
Profit (loss) after tax	2.7	–0.5	2.2	2.8	–0.5	2.3
Attributable to owners of parent	2.7	–0.4	2.3	2.8	–0.4	2.4

Earnings per share, basic (IFRS, in €)[2]	2.33	–0.33	2.00	2.40	–0.33	2.07
Earnings per share, diluted (IFRS, in €)[2]	2.31	–0.33	1.98	2.38	–0.33	2.05

1 For 2023. €0.9 billion relates to the gain on sale of discontinued operations.
2 For the three months ended June 30, 2023, the weighted average number of shares was 1,169 million (diluted 1,180 million), treasury stock excluded. For the six months ended June 30, 2023, the weighted average number of shares was 1,168 million (diluted 1,176 million), treasury stock excluded.

(O)	Capitalized Cost from Contracts with Customers – Costs of Obtaining Customer Contracts

As disclosed in Consolidated Financial Statements for 2022, Note (A.3), the determination of the amortization period for capitalized sales commissions requires judgement. In exercising this judgment, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life or if there are potential indicators of impairment. The latest review of the amortization periods resulted in a shorter contract life for on-premise support contracts. As a result of this assessment, we have impaired the related capitalized sales commissions in the amount of €65 million as of September 30, 2023. For Q4 2023 SAP estimates this change in contract life to result in higher amortization costs of approximately €61 million and resulting in an estimated impact for the full year 2024 of €126 million. The amortization periods now range from 18 months to seven years depending on the type of offering.

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